Exhibit 99.1

Strongbridge Biopharma plc Provides Update on Corporate Progress

Strongbridge Prioritizes Rare Endocrine Disease Portfolio Focus on COR-003 and COR-005

Strongbridge Provides Update on Cash Position — Existing Cash Sufficient to Fund Planned Operations Beyond Receipt of Data from COR-003 Phase 3 SONICS Trial

March 7, 2016 — Dublin, Ireland and Trevose, Pa., — Strongbridge Biopharma plc (Nasdaq: SBBP), a global rare disease biopharmaceutical company focused on the development and commercialization of novel therapeutic options, today announced an update on corporate progress.

“We believe that our rare endocrine disease assets, COR-003 and COR-005, have the potential to be innovative new treatment options for Cushing’s syndrome and acromegaly, respectively, where there is considerable unmet need. We look forward to reaching critical near-term development milestones for each asset, including the reporting of top-line data from the COR-003 SONICS trial during the first half of 2017 and finalizing the technology to be utilized for a long-acting formulation of COR-005 later this year. As part of our portfolio prioritization efforts, we have decided to initiate the return of COR-004 to Antisense Therapeutics. We also continue to evaluate opportunities to maximize Strongbridge’s growth potential, and believe that the Company’s current cash resources are sufficient to fund planned operations into the fourth quarter of 2017,” said Matthew Pauls, president and chief executive officer of Strongbridge Biopharma.

Strongbridge Prioritizes Rare Endocrine Disease Portfolio Focus on COR-003 and COR-005

Strongbridge has prioritized its rare endocrine disease portfolio and will continue to advance clinical development of COR-003 (levoketoconazole), the Company’s lead product candidate, which is a cortisol inhibitor currently being studied in the global Phase 3 SONICS trial for the treatment of endogenous Cushing’s syndrome. The Company will also continue to advance development of COR-005, a next-generation somatostatin analog (SSA) with a unique receptor binding profile, being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s disease and neuroendocrine tumors.

SONICS clinical trial enrollment continues to progress as planned, and the Company expects to report top-line data during the first half of 2017. For additional information about the SONICS trial, visit: http://cushingssyndromestudy.com/.

The Company expects to select and finalize the technology to be utilized for a proprietary long-acting formulation of COR-005 in 2016. Additional COR-005 development activities will be sequenced to ensure that the Company’s existing cash resources are sufficient to fund planned operations through the receipt of data from the COR-003 SONICS trial.

Both COR-003 and COR-005 have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency.

As part of Strongbridge’s prioritization of its rare endocrine disease portfolio and following receipt of feedback from regulatory authorities on COR-004, the Company has initiated the return of COR-004, a second-generation antisense compound for the potential treatment of acromegaly, to Antisense Therapeutics. Following the return of COR-004, all rights to develop and commercialize COR-004 will revert to, and be the responsibility of, Antisense Therapeutics.

Further, given Strongbridge’s core strategic focus on the development and commercialization of novel therapeutic options for the treatment of rare diseases, the Company has decided not to invest further in the development of BP-2002, a gene-modified probiotic in pre-clinical development for the potential treatment of type 1 and 2 diabetes. The Company is currently exploring potential partnership and out-licensing opportunities for BP-2002.

Strongbridge Provides Update on Cash Position — Existing Cash Sufficient to Fund Planned Operations Beyond Receipt of Data from COR-003 Phase 3 SONICS Trial

As of December 31, 2015, Strongbridge had cash and cash equivalents of $51.4 million and no outstanding debt. The Company believes it has sufficient existing cash and cash equivalents to fund planned operations into the fourth quarter of 2017, which is after the expected receipt of data from the COR-003 SONICS trial.

Strongbridge is scheduled to present a corporate overview at the Cowen and Company 36th Annual Health Care Conference on Tuesday, March 8, 2016 at 10:00 a.m. EST in Boston, MA. The Company’s presentation will be webcast live and available on the “Events & Presentations” page in the investor section of the Company’s website at www.strongbridgebio.com.

About Strongbridge Biopharma

Strongbridge Biopharma is a global rare disease biopharmaceutical company focused on the development and commercialization of novel therapeutic options. Strongbridge’s lead product candidate, COR-003 (levoketoconazole), is a cortisol inhibitor currently being studied in the global Phase 3 SONICS trial for the treatment of endogenous Cushing’s syndrome. Strongbridge’s rare endocrine disease franchise also includes COR-005, a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s disease and neuroendocrine tumors. Both COR-003 and COR-005 have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. For more information, visit www.strongbridgebio.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, are forward-looking statements. These statements relate to future events and involve known and unknown risks, including, without limitation, uncertainties regarding Strongbridge’s strategy, plans, future financial position, timing of clinical study results, outcomes of product development efforts and objectives of management for future operations. The words “anticipate,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. The forward-looking statements contained in this press release are made as of the date of this press release, and Strongbridge Biopharma does not assume any obligation to update any forward-looking statements except as required by applicable law.

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